August 19, 2005

FOLEY & LARDNER LLP

ATTORNEYS AT LAW

100 NORTH TAMPA STREET, SUITE 2700

TAMPA, FLORIDA 33602-5810

P.O. BOX 3391

TAMPA, FLORIDA 33601-3391

813.229.2300 TEL

813.221.4210 FAX

www.foley.com

WRITER’S DIRECT LINE

813.225.4122

ccreely@foley.com EMAIL

CLIENT/MATTER NUMBER

037203-0102

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attn:	Division of Corporation Finance,

Albert Lee

Re:     Initial Public Offering of Accentia Biopharmaceuticals, Inc.

           File No. 333- 122769

Gentlemen:

This letter is being written as a follow-up to our letter to the Staff, dated August 9, 2005, regarding the initial public offering (the “Offering”) of Accentia Biopharmaceuticals, Inc. (the “Company”). In that letter, we described the terms of a proposed convertible credit facility that the Company desires to enter into with The Hopkins Capital Group II, LLC (the “Hopkins II Fund”) prior to the completion of the Offering. This letter is being written in response to the Staff’s request for additional information regarding the Hopkins II Fund. Please be advised that, except as otherwise indicated in this letter, this letter is intended to supplement, and not replace, the information set forth in our letter of August 9. We refer you to the August 9 letter for a more detailed description of the proposed credit facility with the Hopkins II Fund.

The Hopkins Funds. The Hopkins II Fund is a part of a family of venture capital funds that invests primarily in emerging healthcare companies. We have been advised that there are currently six Hopkins Funds in existence (i.e., The Hopkins Capital Group, LLC through The Hopkins Capital Group VI, LLC). The individual members/equity owners of these funds are an overlapping group of high net-worth individuals or their related entities, all of whom are “accredited investors” within the meaning of Regulation D. The Hopkins Funds were started by Dr. Francis E. O’Donnell, who is also the founder, Chief Executive Officer, and Chairman of the Company. Dr. O’Donnell is the sole managing member of each of the Hopkins Funds. The Hopkins Capital Group, LLC, which is one of the funds, is the Company’s largest shareholder. We have been advised by Dr. O’Donnell that the Hopkins Funds, in the aggregate, own a portfolio of securities with a value of approximately $90.0 million as of June 30, 2005. The website for the Hopkins Funds is www.hopkinscap.com.

The Hopkins II Fund. The Hopkins II Fund was created in February 2000, and we have been advised that the Hopkins II Fund has been funded with a total of $15.0 million to date by its investors and lenders. Dr. O’Donnell has advised us that the Hopkins II Fund has made the following investments to date: a $4.0 equity line of credit extended in September 2004 to BioDelivery Sciences International, Inc., a publicly held drug delivery technology company ($1.45 million of this amount has been funded thus far); a $2.0 million investment in RetinaPharma Technologies, Inc., a privately held pharmaceutical company focused on neurodegenerative and neurovascular diseases; and a $0.75 million investment in Pen2Net, Inc., a privately held digital technology company that is commercializing a ballpoint writing pen that creates a digital copy of the written information.

BRUSSELS CHICAGO DENVER	DETROIT JACKSONVILLE LOS ANGELES MADISON	MILWAUKEE ORLANDO SACRAMENTO SAN DIEGO	SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA TOKYO WASHINGTON, D.C. WEST PALM BEACH

Securities and Exchange Commission

August 19, 2005

The members (i.e., equity owners) of the Hopkins II Fund are:

•	three irrevocable trusts established by Dr. O’Donnell;

•	MOAB Investments, L.P., a limited partnership established by Dr. Dennis Ryll (one of the Company’s directors) and the second largest stockholder of the Company; and

•	Ram Holdings, LLC, an entity that has extended debt financing to the Company in the past in the form of a $500,000 loan (the loan was made in October 2003) and that also invested approximately $716,000 in the Company’s Series A Convertible Preferred Stock in May 2003 and December 2004.

Please be advised that the foregoing information regarding the members of the Hopkins II Fund supersedes the information set forth in our August 9 letter regarding the members of the fund. In addition, please be advised that Ronald Osman, Alan Pearce, and James McNulty have each made loans to the Hopkins II Fund to fund the proposed credit facility. Our letter of August 9 indicated that Messrs. Osman, Pearce, and McNulty were anticipated to become members of the Hopkins II Fund, but due to a change in plans, these individuals are now expected to be lenders to the Hopkins II Fund rather than members. As set forth in more detail in our letter of August 9, all three of these gentlemen are accredited investors who have had substantial involvement with the Company for a significant period of time prior to the filing of the Company’s registration statement for the Offering.

Analysis under Black Box and Squadron Ellenoff No-Action Letters. As indicated in our letter of August 9, the Company has considered the applicability of the principles set forth in the Commission’s No-Action Letters to Black Box Incorporated, dated June 26, 1990 (“Black Box”), and to Squadron, Ellenoff, Pleasant & Lehrer, dated February 28, 1992 (“Squadron Ellenoff”). In Black Box, the Division of Corporate Finance stated that it would not recommend an enforcement action to integrate a private placement with a proposed initial public offering under circumstances where the private placement was restricted to qualified institutional buyers and a limited number of accredited institutional investors. In Squadron Ellenoff, the Division of Corporate Finance indicated that it interprets the position set forth in Black Box to be limited to situations where the private offering is to persons who are “qualified institutional buyers” within the meaning of Rule 144A and no more than two or three large institutional accredited investors. In Black Box and Squadron Ellenoff, the Staff took a no action stance based on a “policy position” that requiring registration would not further the purposes of the Securities Act registration requirement. As noted by the Staff in Squadron Ellenoff, “the staff’s position with respect to integration of the Block Box registered initial public offering and a simultaneous unregistered offering by Black Box of convertible debentures .. . . was a policy position taken primarily in consideration of the nature and number of the offerees.”

With respect to the convertible note that would be issued to the Hopkins II Fund pursuant to the proposed credit facility, the Company believes (and we concur) that the proposed credit facility falls squarely within the policy rationale of Black Box and Squadron Ellenoff. We believe that this conclusion is supported by the following:

•	The Hopkins II Fund is an “institutional” accredited investor for purposes of Squadron Ellenoff. Under Rule 15g-1 under the Securities Exchange Act of 1934, as

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August 19, 2005

amended, an institutional accredited investor is defined as an accredited investor “as defined in Rule 501(a)(1), (2), (3), (7), or (8).” The Hopkins II Fund would clearly fall under Rule 501(a)(8) as an “entity in which all of the equity owners are accredited investors.” While we acknowledge that Rule 15g-1 was not necessarily intended to define “institutional accredited investor” for purposes of Black Box and Squadron Ellenoff, the Squadron Ellenoff letter appears to defer to the definition of “Institutional Investor” used by Black Box Incorporated in the Black-Box no-action letter, and that definition is the same as the definition in Rule 15g-1.

•	We believe that it is appropriate to characterize the Hopkins II Fund as a “large” institutional accredited investor in view of the nature and amount of its historical fundings, investments, and experience. As indicated above, the Hopkins II Fund has been funded with approximately $15.0 million since its inception and is a part of a related group funds having an aggregate portfolio worth approximately $90.0 million. The Hopkins II Fund was specifically established to make significant investments in private equity transactions and has done so for 5 ½ years now. The Hopkins II Fund is not a newly established or transitory entity that was organized for the purpose of entering into the proposed credit facility.

•	In light of Squadron Ellenoff’s focus on the “nature and number of offerees,” we emphasize that the proposed credit facility would involve only one investor (i.e., the Hopkins II Fund). In addition, the Hopkins II Fund is a sophisticated investor that, together with the other Hopkins Funds, has substantial experience in making investments in early-stage companies such as the Company. As such, registration of the convertible note that would be issued to the Hopkins II Fund in connection with the proposed credit facility is clearly not necessary to protect the Hopkins II Fund or the members thereof, particularly in light of the members’ long history with the Company and their full and unlimited access to all due diligence information regarding the Company. We point out that the manager of the Hopkins II Fund is Dr. O’Donnell, and as the founder, Chief Executive Officer, and Chairman of the Company, Dr. O’Donnell has more access to information and knowledge regarding the Company than perhaps any other person or entity. As indicated in our letter of August 9, it would be difficult to identify any individuals that would need the protections of registration any less than the members and lenders of the Hopkins II Fund, especially since they are playing a significant and leading role in the Company’s initial public offering process. For these reasons, we believe that the “nature and number of offerees” involved with the proposed credit facility clearly support our view that the proposed credit facility falls within the policy rationale of Black Box and Squadron Ellenoff.

Additional Comments on Five-Factor Analysis. In our letter of August 9, we provided an analysis of why we believe the proposed credit facility with the Hopkins II Fund should not be integrated with the Offering under the five-factor analysis contained in Securities Act Release No. 33-4552 (November 6, 1962). As we stated in the August 9 letter, the proposed credit facility with the Hopkins II Fund is not a part of the same plan of financing as the Offering, as neither transaction is dependent on the completion of the other, and no general solicitation is involved with the proposed credit facility. In fact, the manner of the offerings couldn’t be more different, as the proposed credit facility note would be issued to a single party that has superior and unlimited access to information regarding the Company. Also, the Offering and proposed credit

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August 19, 2005

facility will not be for the same general purpose, as the bulk of funds from the credit facility will be used to service and repay debt and sustain current operations, while the proceeds of the Offering will be used primarily to fund the clinical trials and development of the Company’s products and to fund operating losses associated with the Company’s anticipated expansion. Lastly, we would like to point out that although the convertible note issued pursuant to the proposed credit facility will be convertible into common stock, the Squadron Ellenoff no-action letter specifically stated that “[t]he position of the staff with respect to integration of the Black Box offerings would not have been different if common stock had been sold in both the public and private offerings.” Accordingly, even if the credit facility note and the common stock to be issued in the Offering were determined to be the same security for purposes of the five-factor analysis, this factor should not compel integration of the transactions.

* * *

Based on the foregoing and based on the analysis set forth in our August 9 letter, the Company continues to believe that the offer and sale of a convertible note to the Hopkins II Fund in connection with the proposed credit facility should not be deemed to be integrated with the Offering. If you have any questions regarding this analysis or would like additional information, please do not hesitate to contact the undersigned at telephone number (813) 225-4122.

Very truly yours,

Curt P. Creely